SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of January 2021

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐         No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                 .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement in relation to NYSE’s announcement of decision to commence delisting proceedings of American depositary shares, dated January 4, 2021	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology of the PRC (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•

the impact of COVID-19 pandemic on our operations and financial performance, the PRC economy and world economy, including disruptions to the demand for certain of our services and products such as international roaming services and services provided to corporate clients, a decline in network service quality due to the increased volume of online utilization, temporary closures of our sales outlets and a decline in new subscriber registration due to such closures, disruptions to the delivery of services or supplies and delay in network construction progress due to travel and other restrictions, decline in labor force, increased bad debts risk due to the deteriorating financial condition of certain corporate customers;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any inspections by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: January 4, 2021	By:	/s/ Ke Ruiwen
		Name:	Ke Ruiwen
		Title:	Chairman and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

VOLUNTARY ANNOUNCEMENT

NYSE ANNOUNCED THE DECISION TO COMMENCE DELISTING

PROCEEDINGS OF AMERICAN DEPOSITARY SHARES

This announcement is made by China Telecom Corporation Limited (the “Company”, together with its subsidiaries, the “Group”) on a voluntary basis.

We refer to the announcement made by the Company on 13 November 2020 in relation to the Executive Order (as defined in the announcement). The Company noted that The New York Stock Exchange LLC (the “NYSE”) announced on 31 December 2020 (US Eastern standard time) that the staff of NYSE Regulation has determined to commence proceedings to delist the securities of three issuers, including the American Depositary Shares (the “ADSs”) of the Company, on the basis that the Company is no longer suitable for listing pursuant to the NYSE Listed Company Manual Section 802.01D in light of the Executive Order. The Executive Order prohibits, beginning 9:30 a.m. (US Eastern standard time) on 11 January 2021, any transaction in publicly traded securities, or any securities that are derivative of, or are designed to provide investment exposure to such securities, of the companies concerned which include the Company’s ultimate holding company (being China Telecommunications Corporation), by any United States person. The NYSE will suspend trading in the ADSs at 4:00 a.m. (US Eastern standard time) on 7 January 2021, or subject to confirmation that The Depository Trust & Clearing Corporation (DTCC) will settle trades executed on trade date 7 January and 8 January 2021 (US Eastern standard time), the NYSE will suspend trading in the ADSs at 4:00 a.m. (US Eastern standard time) on 11 January 2021. The NYSE will apply to the US Securities and Exchange Commission to delist the ADSs upon completion of all applicable procedures. As of the time when this announcement is published, the Company has not received any written notification from the NYSE on its decision to delist the ADSs as mentioned above.

As of 31 December 2020, the number of total issued shares (including domestic shares and H shares) of the Company was 80,932,368,321. The number of ADSs in issue at present is around 4.61 million and each ADS represents 100 H shares of the Company. At present, the number of H shares underlying the ADSs amounts to approximately 0.57% of the Company’s total issued shares, or approximately 3.32% of total issued H shares. The average daily trading volume of the ADSs for year 2020 constituted approximately 10.99% of the total average daily trading volume of both the Company’s H shares listed on The Stock Exchange of Hong Kong Limited and the ADSs listed on the NYSE.

A-1

The Bank of New York Mellon is the ADS depositary of the Company. Holders of ADSs can tender their ADSs to the Bank of New York Mellon in exchange for H shares of the Company subject to the terms of the deposit agreement entered into among the Company, the Bank of New York Mellon, and holders and beneficial owners of ADSs from time to time. Each ADS can be exchanged for 100 H shares of the Company. The H shares of the Company are traded on The Stock Exchange of Hong Kong Limited.

The Company regrets the aforesaid decision and actions of the NYSE. The decision made by the NYSE to delist the ADSs of the Company may affect the trading prices and volumes of the Company’s H shares and ADSs. The Company will continue to closely monitor the development of this matter and is considering corresponding options and seeking professional advice with a view to safeguard the legitimate interests of the Company. The Company will publish further announcement as and when appropriate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and applicable laws in the future.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board China Telecom Corporation Limited Wong Yuk Har Company Secretary

Beijing, China, 4 January 2021

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the Chairman and Chief Executive Officer); Mr. Li Zhengmao (as the President and Chief Operating Officer); Mr. Shao Guanglu; Mr. Chen Zhongyue, Mr. Liu Guiqing and Madam Zhu Min (as the Chief Financial Officer) (all as the Executive Vice Presidents); Mr. Chen Shengguang (as the Non-Executive Director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the Independent Non-Executive Directors).

A-2